Exhibit 99.3

GOLDEN STAR RESOURCES LTD.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS - MAY 7, 2020

PROXY

Important Notice Regarding the Availability of Proxy Materials for the Annual General and Special Meeting of Common Shareholders of Golden Star Resources Ltd. to be held on Thursday, May 7, 2020

The Management Information Circular is available at
http://www.gsr.com/noticeandaccess

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned holder of common shares of Golden Star Resources Ltd. (the “Corporation”) hereby nominates and appoints Timothy Baker, Chairman of the Board of the Corporation, or failing him, Andrew Wray, President and Chief Executive Officer of the Corporation, or instead of any of them, __________________________________, as the proxy of the undersigned to attend, act and vote in respect of all common shares of the Corporation registered in the name of the undersigned at the Annual General and Special Meeting (the “Meeting”) of shareholders of the Corporation to be held at 11:00 a.m. (Toronto time) on Thursday, May 7, 2020 in the Huron/Escarpment Boardrooms, at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6 and at any and all adjournments thereof.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we would ask that shareholders participate via live audio webcast by calling 1-844-426-4405, meeting number (access code): 804 849 843. Shareholders who wish to attend the Meeting in-person will have equal opportunity to do so.

Golden Star Resources Ltd. – 2020 - Form of Proxy

1.	To elect the following persons as directors of the Corporation:
1.1.	Timothy C. Baker	For	Withhold
1.2	Gilmour Clausen	For	Withhold
1.3.	Anu Dhir	For	Withhold
1.4	Robert E. Doyle	For	Withhold
1.5.	Ani A. Markova	For	Withhold
1.6.	Karim M. Nasr	For	Withhold
1.7.	Craig J. Nelsen	For	Withhold
1.8	Mona H. Quartey	For	Withhold
1.9.	Andrew M. Wray	For	Withhold
2.2.	To re-appoint PricewaterhouseCoopers LLP as the auditor of the Corporation and to authorize the Audit Committee to fix the auditor’s remuneration:
For	Withhold
3.	To pass a non-binding advisory resolution on Golden Star’s approach to executive compensation:
For	Against
4.	To consider and, if deemed advisable, pass, with or without variation, a resolution (i) approving the Corporation’s U.K. Performance Share Unit Plan (the “U.K. PSU Plan”), (ii) approving 4,714,484 common shares that will be set-aside, allotted and reserved for issuance upon the exercise of performance share units granted under the U.K. PSU Plan, and (iii) ratifying the prior grant by the Corporation of 1,409,236 performance share units under the UK PSU Plan, all as more particularly described in the Corporation’s Management Information Circular dated March 12, 2020:

For	Against

The undersigned hereby revokes any instrument of proxy heretofore given with reference to the said Meeting or any adjournment thereof.

The proxy holder may in his or her discretion vote with respect to amendments or variations to matters identified in the Notice of Meeting (as defined in the accompanying Management Information Circular) or to other matters which may properly come before the Meeting or any adjournment thereof.

DATED this               day of                            , 2020.

Signature
Name of shareholder (Please Print)

Address
Number of common shares held

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying management’s discussion and analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive annual financial statements and accompanying management’s discussion and analysis by mail.	☐

Golden Star Resources Ltd. – 2020 - Form of Proxy

NOTES:

1.       The common shares represented by this proxy will be voted in accordance with the instructions given herein. IF NO INSTRUCTIONS ARE GIVEN, OR IF ANY GIVEN INSTRUCTIONS ARE UNCLEAR, THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS LISTED IN ITEMS 1 THROUGH 3.

2.        A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS PROXY TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING. Such right may be exercised by printing in the space provided the name of the person to be appointed and striking the name of the management designees named above, in which case only the person so named may vote the common shares at the Meeting.

3.        This proxy will not be valid unless it is dated and signed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and ceases to be valid one year from its date. If the proxy is executed by an attorney for an individual shareholder or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the proxy instrument.

4.        If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by the management of the Corporation.

5.        To be effective, the instrument of proxy must be received by 5:00 p.m. (Toronto time) on Tuesday May 5, 2020 at the address set forth in the accompanying return envelope which will be either: (i) Attention: AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1 (in the case of common shares which are registered on the books of the Corporation for trading on the Toronto Stock Exchange or on the NYSE American); or (ii) Attention: The Registrar, GCB Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana (in the case of common shares which are registered on the books of the Corporation for trading on the Ghana Stock Exchange).

Golden Star Resources Ltd. – 2020 - Form of Proxy